UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 1, 2014

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew First Quarter 2014 Results”, dated May 1, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 1, 2014	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew First Quarter 2014 Results

1 May 2014

Smith & Nephew plc (LSE:SN, NYSE:SNN) announces results for the first quarter ended 29 March 2014.

	3 months to
	29 Mar 2014 $m	30 Mar 2013 $m	Underlying Growth %
Trading results [1]
Revenue	1,073	1,075	1
Divisional revenue
Advanced Surgical Devices global	758	760	1
Advanced Wound Management global	315	315	—
Trading profit	229	241	-5
Trading profit margin (%)	21.3	22.4
EPSA (cents)	17.7	18.5

Reported results
Revenue	1,073	1,075
Operating profit	229	207
EPS (cents)	16.8	15.8

First quarter highlights

•	Revenue $1,073 million, up 1% on an underlying basis

•	Trading profit was $229 million, with trading profit margin 21.3%, in-line with expectations

•	Results reflect pull-forward of US procedures to previous quarter, plus continuation of additional investment to drive growth

•	Multiple new product launches, including next iteration of JOURNEY¯ II Total Knee System

•	ArthroCare Corporation acquisition on track to complete in mid-2014

•	Confirming outcome of review to deliver a stronger platform and at least $120 million of annualised efficiency savings

Commenting on Q1, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Our underlying revenue growth was 1% in the first quarter. We remain confident in our 2014 outlook as we roll-out our strong pipeline of new products, benefit from recent investments in marketing and the salesforce and see an increasing contribution from acquisitions.

“We are today confirming the outcome from our review to optimise our Group structure. The identified activities will support our Strategic Priorities by refining and simplifying our operational platform and delivering at least $120 million of annualised efficiency savings.”

News

Analyst conference call

A conference call for financial analysts to discuss Smith & Nephew’s first quarter results will be held at 8.30am BST / 3.30am EST today, 1 May. This can be heard live via audio webcast on the Smith & Nephew website at www.smith-nephew.com/results and will be available on the site archive shortly afterwards. For those who wish to dial in to the call, a listen-only service is available by calling +44 (0) 20 3427 1901 in the UK or +1 646 254 3367 in the US (passcode 3058225). If you would like to participate in the Q&A please dial +44 (0) 20 3427 1919 in the UK or +1 646 254 3361 in the US (passcode 3058225).

Enquiries

Investors
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44 (0) 20 7404 5959
Brunswick

Notes

1	Certain items included in ‘Trading results’, such as trading profit, trading profit margin, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS.

2	All numbers given are for the quarter ended 29 March 2014 unless stated otherwise.

3	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

4	Q1 2014 comprised 62 trading days (2013: 62 trading days).

First Quarter Trading results

Our first quarter revenue was $1,073 million, a 1% underlying increase (2013: $1,075 million). There was a -1% currency headwind and a net zero effect from acquisitions and disposals.

In our Established Markets revenue was down -1%. Within this, US revenue was down -2%, reflecting the effect of US surgical procedures being pulled forward into the final months of 2013. Revenue growth in our Other Established Markets was 1%.

The Emerging & International Markets continue to deliver good revenue growth, up 9% in the quarter. China again performed strongly, at over 30% revenue growth, and our 2013 Turkish and Indian acquisitions began to deliver benefits. Performance in Brazil is being disrupted as we transition from a distributor-led to a direct-sales business model.

In-line with expectations, our additional investments behind current and future products, and the slower revenue growth in the period, resulted in a trading profit of $229 million (2013: $241 million) and a trading profit margin of 21.3% (2013: 22.4%).

The net interest charge for the period was $3 million. The tax rate for the quarter, and estimated effective rate for the full year, was 28.9% on profit before acquisition related costs, restructuring and rationalisation costs, amortisation of acquisition intangibles and legal and other items. Adjusted attributable profit of $158 million is before these items and taxation thereon.

Adjusted earnings per share was 17.7¢ (88.5¢ per American Depositary Share, ‘ADS’) compared to 18.5¢ last year. Basic earnings per share was 16.8¢ (84.0¢ per ADS) (2013: 15.8¢).

Trading cash flow (defined as cash generated from operating activities less capital expenditure, but before acquisition related costs and restructuring and rationalisation costs) was $78 million in the quarter. The trading profit to cash conversion ratio of 34% partly reflects inventory build, including significant investment in instrument sets to support the launch of the JOURNEY II Total Knee System. We expect to return to higher cash conversion ratios during the year.

Net debt was $216 million, down from $253 million at the end of Q4 2013. In March the Group signed a new $1 billion five-year revolving credit facility. The facility replaced the Group’s existing $1 billion revolving credit facility which was due to mature in December 2015.

In February the Group announced its intention to acquire ArthroCare Corporation, a highly complementary sports medicine business - for a cost of approximately $1.7 billion. ArthroCare’s technology and products will significantly strengthen our portfolio, and we will use our global presence to drive substantial new growth. We are on-track to complete the acquisition in mid-2014, assuming ArthroCare shareholder approval and satisfaction of other closing conditions.

Optimisation programmes

In-line with the commitment made at the time of our Q4 2013 results, we are today confirming the outcome from our six-month review to optimise our Group structure. The identified activities will support our Strategic Priorities by refining and simplifying our operational platform and delivering at least $120 million of annualised efficiency savings. Our bias is to re-invest the savings to drive further growth.

The activities will be delivered over the next four years for an expected one-off cost of $150 million.

There are four main areas of action:

•	Aligning and improving our corporate functions – for example, we are implementing transformation programmes across Finance, Human Resources and Legal to support the Group more effectively.

•	Driving procurement savings – including enhancing logistics, travel, fleet and facilities to deliver Group-wide efficiency improvements.

•	Simplifying our operating model – for instance, we are streamlining our European business model by moving to a single General Manager for each country under a new Head of Europe.

•	Optimising our facilities – ensuring our facilities plan matches our strategy and future aspirations.

Our on-going $150 million structural efficiency programme to liberate resources through the simplification of back-office support in the Advanced Surgical Devices division and refine our Advanced Wound Management manufacturing footprint has now delivered annualised benefits of more than $135 million. These savings have been used to increase our investment in R&D, the salesforce, marketing and medical education and in building our Emerging & International Markets platform.

Advanced Surgical Devices global (‘ASD’)

ASD delivered revenue of $758 million in the quarter, up 1% underlying (2013: $760 million).

Revenue in the US was down -2%. This was due in part to the pull forward of procedures seen in Q4 2013 ahead of changes in the US health insurance system. In our Other Established Markets, revenue was flat as conditions in Europe remained challenging. Our Emerging & International Markets continue to be strong, as we delivered 13% revenue growth. The like-for-like pricing pressure in the quarter remained unchanged across our markets.

Trading profit for the quarter was $174 million (2013: $184 million), with the trading profit margin of 22.9% (2013: 24.3%) reflecting the increased investment behind our products, including a US TV advertising campaign in the quarter.

In our Knee Implant franchise revenue was flat in the quarter, below the market growth rate of 3%. In the US, knee revenue was down -1%, reflecting the significant slowdown in market growth rate. The JOURNEY II BCS Knee System continues to build momentum, but sales of our core knee range were down sequentially following a strong Q4 2013 performance.

We introduced the JOURNEY II Cruciate Retaining (‘CR’) Knee System at the American Academy of Orthopaedic Surgeons (‘AAOS’) annual meeting during the quarter. This extends the JOURNEY II Total Knee System to procedures that preserve the posterior cruciate ligament (‘PCL’), which accounts for approximately half of all knee replacement procedures. We also announced an agreement with OrthoSensor to provide VERASENSE Sensor Assisted Surgery Technology for improved soft tissue balancing when implanting our knee systems.

Revenue growth from our global Hip Implant franchise was flat, compared to the market growth rate of 2%. Revenue growth was 1% in our core hips, excluding the BIRMINGHAM HIP¯ Resurfacing System.

We announced the US launch of the POLARSTEM¯ cementless stem for total hip replacement during the quarter. This is one of the Group’s most popular stems globally and features a unique geometry and surface texture. We also invested more in marketing behind our hip portfolio, starting a TV advertising campaign featuring our VERILAST¯ bearing surface, similar to our successful knee campaigns.

In Sports Medicine, the Sports Medicine Joint Repair franchise delivered 5% revenue growth. The HEALICOIL¯ REGENESORB bio-composite suture anchor, launched last quarter, has been well received by customers. The Arthroscopic Enabling Technologies franchise, which consists primarily of our core resection and visualisation products, saw a -2% decline in revenue, similar to previous quarters. New products introduced in the quarter included the DYONICS¯ PLAN Hip Impingement Planning System, a revolutionary 3D software system that provides a standardised and repeatable way of assessing hip impingement treatment options based on data from low-dose CT scans.

In our Trauma & Extremities franchise revenue was down -1%, not unexpected as the comparable period included the benefit in the US from a competitor nail recall. Where we have added more Extremities sales reps in the US, we delivered double digit revenue growth. We are starting to launch a more comprehensive Hand and Wrist range to complement our ALL28 Foot and Ankle portfolio. We launched the TFCC FAST-FIX¯ Kit during the quarter. This gives wrist surgeons performing triangular fibrocartilage surgery an all-inside repair solution that can minimise recovery time.

Advanced Wound Management global (‘AWM’)

AWM revenue was flat in the first quarter at $315 million (2013: $315 million) against an estimated global market growth rate of 3%.

Revenue fell -4% in the US and grew 3% in our Other Established Markets. Revenue was flat in the Emerging & International Markets against a strong comparator driven by a large tender win last year.

Trading profit was $55 million (2013: $57 million), resulting in a trading profit margin of 17.6% (2013: 17.9%). This partly reflects the slower Q1 revenue growth, as well as the continued investment in the HP-802 phase III trials which are now underway in Europe.

In Advanced Wound Care revenue was down -6%. Our sales channel includes wholesaler distributors and typically stocking and destocking patterns roughly equal out. However, this quarter saw an unusual combination of distributor destocking in multiple countries, notably the US, UK and Japan. Some of this is a structural trend, partly due to distributor consolidation and partly due to distributors holding less stock than in the past.

In Advanced Wound Devices we grew revenue by 13%, as we benefitted from a stronger than normal VERSAJET¯ performance following its launch in China. In Negative Pressure Wound Therapy, our single-use portable system PICO¯ had a good quarter, while the traditional canister-based market remained challenging.

In Advanced Wound Bioactives we grew revenue by 8%, on-track for our full year mid-teens guidance. This reflects a strong comparator quarter as customers stocked SANTYL¯ ahead of a significant price rise in early 2013. Our successful re-launch of REGRANEX¯ Gel continued. Sales of OASIS¯ were, as expected, adversely affected by the change in US re-imbursement rates for skin-substitutes.

Outlook

We remain confident in our 2014 outlook as we roll-out our strong pipeline of new products, benefit from recent investments in marketing and the salesforce and see an increasing contribution from acquisitions.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 11,000 employees and a presence in more than 90 countries. Annual sales in 2013 were more than $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

¯	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

Smith & Nephew plc

2014 QUARTER ONE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Group Income Statement for the three months to 29 March 2014

	Notes	2014 $m	2013 $m
Revenue	2	1,073	1,075
Cost of goods sold		(268)	(269)

Gross profit		805	806
Selling, general and administrative expenses		(520)	(547)
Research and development expenses		(56)	(52)

Operating profit	8	229	207
Interest receivable		3	3
Interest payable		(6)	(2)
Other finance costs		(3)	(2)
Share of loss from associates		(2)	(2)

Profit before taxation		221	204
Taxation	3	(71)	(61)

Attributable profit A		150	143

Earnings per share A
Basic	8	16.8 ¢	15.8 ¢
Diluted		16.7 ¢	15.7 ¢

Unaudited Group Statement of Comprehensive Income for the three months to 29 March 2014

	2014	2013
	$m	$m
Attributable profit A	150	143
Other comprehensive income
Items that will not be reclassified to income statement
Actuarial losses on retirement benefit obligations	(10)	(20)
Taxation on other comprehensive income	3	2

Total items that will not be reclassified to income statement	(7)	(18)

Items that are or may be reclassified to income statement
Exchange differences on translation of foreign operations	5	(78)
Net losses on cash flow hedges	(2)	—

Total items that are or may be reclassified to income statement	3	(78)

Other comprehensive income for the period, net of tax	(4)	(96)

Total comprehensive income for the period A	146	47

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Group Balance Sheet as at 29 March 2014

	Notes	29 Mar 2014 $m	31 Dec 2013 $m	30 Mar 2013 $m
ASSETS
Non-current assets
Property, plant and equipment		814	816	763
Goodwill		1,269	1,256	1,159
Intangible assets		1,048	1,054	1,036
Investments		2	2	2
Loans to associates		181	178	170
Investment in associates		105	107	114
Retirement benefit assets		—	5	—
Deferred tax assets		134	145	155

		3,553	3,563	3,399

Current assets
Inventories		1,067	1,006	911
Trade and other receivables		1,138	1,113	1,030
Cash at bank	6	182	137	125

		2,387	2,256	2,066

TOTAL ASSETS		5,940	5,819	5,465

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		184	184	193
Share premium		547	535	504
Capital redemption reserve		10	10	—
Treasury shares		(316)	(322)	(731)
Other reserves		123	120	43
Retained earnings		3,668	3,520	3,944

Total equity		4,216	4,047	3,953

Non-current liabilities
Long-term borrowings	6	337	347	209
Retirement benefit obligations		197	230	271
Trade and other payables		7	7	8
Provisions		73	65	60
Deferred tax liabilities		49	50	48

		663	699	596

Current liabilities
Bank overdrafts and loans	6	61	44	54
Trade and other payables		716	785	616
Provisions		64	60	60
Current tax payable		220	184	186

		1,061	1,073	916

Total liabilities		1,724	1,772	1,512

TOTAL EQUITY AND LIABILITIES		5,940	5,819	5,465

Unaudited Condensed Group Cash Flow Statement for the three months to 29 March 2014

	2014 $m	2013 $m
Cash flows from operating activities
Profit before taxation	221	204
Net interest payable/(receivable)	3	(1)
Depreciation, amortisation and impairment	93	90
Share of loss from associates	2	2
Share-based payment expense	9	9
Pension past service cost adjustment	(35)	—
Movement in working capital and provisions	(164)	(58)

Cash generated from operating activities B	129	246
Net interest and finance costs paid	(9)	(1)
Income taxes paid	(29)	(53)

Net cash inflow from operating activities	91	192

Cash flows from investing activities
Capital expenditure	(65)	(55)

Net cash used in investing activities	(65)	(55)

Net cash inflow before financing activities	26	137

Cash flows from financing activities
Proceeds from issue of ordinary share capital	12	16
Proceeds from own shares	—	1
Purchase of own shares	(1)	(3)
Cash movements in borrowings	(14)	(206)
Settlement of currency swaps	1	1

Net cash used in financing activities	(2)	(191)

Net increase/(decrease) in cash and cash equivalents	24	(54)
Cash and cash equivalents at beginning of period	126	167
Exchange adjustments	—	(2)

Cash and cash equivalents at end of period C	150	111

B	Including cash outflows in the three month period to 29 March 2014 of $9 million (2013: $15 million) relating to restructuring and rationalisation costs and $5 million (2013: $12 million) to acquisition related costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $32 million (30 March 2013: $14 million, 31 December 2013: $11 million).

Unaudited Group Statement of Changes in Equity for the three months to 29 March 2014

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2014 (audited)	184	535	10	(322)	120	3,520	4,047
Total comprehensive income A	—	—	—	—	3	143	146
Purchase of own shares	—	—	—	(1)	—	—	(1)
Share-based payments recognised	—	—	—	—	—	9	9
Deferred taxation on share-based payments	—	—	—	—	—	3	3
Cost of shares transferred to beneficiaries	—	—	—	7	—	(7)	—
Issue of ordinary share capital	—	12	—	—	—	—	12

At 29 March 2014	184	547	10	(316)	123	3,668	4,216

	Share	Share	Capital redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2013 (audited)	193	488	—	(735)	121	3,817	3,884
Total comprehensive income A	—	—	—	—	(78)	125	47
Purchase of own shares	—	—	—	(3)	—	—	(3)
Share-based payments recognised	—	—	—	—	—	9	9
Deferred taxation on share-based payments	—	—	—	—	—	(1)	(1)
Cost of shares transferred to beneficiaries	—	—	—	7	—	(6)	1
Issue of ordinary share capital	—	16	—	—	—	—	16

At 30 March 2013	193	504	—	(731)	43	3,944	3,953

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Notes to the Condensed Consolidated Interim Financial Statements

1.	Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries. These Interim Financial Statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2013. The Group prepares its annual accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Interim Financial Statements.

The financial information contained in this document does not constitute statutory accounts as defined in sections 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2013. The Group’s statutory financial statements for the year-ended 31 December 2013 have been delivered to the Registrar of Companies.

2.	Business segment information

The Group presents a number of measures to assist investors in their understanding of performance trends, collectively termed ‘Trading results’. For explanations of the these measures, including trading profit, trading profit margin, EPSA and underlying growth, see Note 8.

Revenue by business segment for the three months to 29 March 2014 was as follows:

			Underlying
	2014	2013	growth
	$m	$m	%
Revenue by business segment
Advanced Surgical Devices	758	760	1
Advanced Wound Management	315	315	—

	1,073	1,075	1

Revenue by geographic market
United States	450	460	(2)
Other Established Markets	480	485	1
Emerging & International Markets	143	130	9

	1,073	1,075	1

Other Established Markets comprises Australia, Canada, Europe, Japan and New Zealand. UK revenue was $68 million (2013: $67 million).

Underlying revenue growth reconciles to reported revenue growth by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact) (see Note 8).

	Underlying	Acquisitions	Currency	Reported
	growth	& disposals	impact	growth
	%	%	%	%
Advanced Surgical Devices	1	—	(1)	—
Advanced Wound Management	—	—	—	—

	1	—	(1)	—

Notes to the Condensed Consolidated Interim Financial Statements (continued)

2.	Business segment information (continued)

Trading profit by business segment for the three months to 29 March 2014 was as follows:

	2014	2013
	$m	$m
Trading profit by business segment
Advanced Surgical Devices	174	184
Advanced Wound Management	55	57

	229	241

Total assets by business segment as at 29 March 2014 were as follows:

	29 Mar	31 Dec	30 Mar
	2014	2013	2013
	$m	$m	$m
Advanced Surgical Devices	3,778	3,684	3,434
Advanced Wound Management	1,846	1,848	1,751

Operating assets by business segment	5,624	5,532	5,185
Unallocated corporate assets	316	287	280

Total assets	5,940	5,819	5,465

Unallocated corporate assets consist of deferred tax assets, retirement benefit assets and cash at bank.

3.	Taxation

Of the $71 million (2013: $61 million) taxation charge for the three month period to 29 March 2014, a total of $65 million (2013: $50 million) relates to overseas taxation.

4.	Dividends

No dividends were paid during the first quarter of 2014. The final dividend for 2013 of 17.0 US cents per ordinary share was proposed by the Board on 5 February 2014 and approved by shareholders on 10 April 2014. This is payable on 7 May 2014 to shareholders whose names appeared on the register at the close of business on 22 April 2014.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

5.	Acquisitions

On 17 March 2014, the Group acquired certain assets and liabilities related to the distribution business for its sports medicine, orthopaedic reconstruction, and trauma products in Brazil. The acquisition is deemed to be a business combination within the scope of IFRS 3 Business Combinations. The acquisition date fair value of the consideration was $31 million and included deferred consideration of $26 million and $5 million in relation to the settlement of working capital commitments.

As at the acquisition date, the estimated value of the net assets acquired was $18 million, which included trade and other receivables of $10 million, identifiable intangible assets of $16 million, inventory of $4 million, property, plant and equipment of $2 million, trade payables of $1 million, provisions of $9 million and deferred tax liabilities of $4 million. As a result, the provisional estimate of goodwill arising on the acquisition is $13 million. This is attributable to the additional economic benefits expected from the acquisition, including the assembled workforce, which has been transferred as part of the acquisition. The goodwill is not expected to be deductible for tax purposes.

The recognised amounts of assets acquired and liabilities assumed have been determined on a provisional basis. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised.

The contribution to revenue and attributable profit from this acquisition during the period was immaterial. If the acquisition had occurred at the beginning of the period its contribution to revenue and attributable profit for the period would have also been immaterial.

On 3 February 2014, the Group announced the execution of a definitive agreement to acquire 100% of the shares of ArthroCare Corporation for approximately $1.7 billion. The acquisition is subject to customary conditions, including a vote of ArthroCare’s shareholders and governmental clearances. The acquisition is expected to close mid-2014.

6.	Net debt

Net debt as at 29 March 2014 comprises:

	29 Mar	30 Mar
	2014	2013
	$m	$m
Cash at bank	182	125
Long term borrowings	(337)	(209)
Bank overdrafts and loans due within one year	(61)	(54)
Currency swap assets	—	1

	(216)	(137)

The movements in the period were as follows:
Opening net debt as at 1 January	(253)	(288)
Cash flow before financing activities	26	137
Proceeds from issue of ordinary share capital	12	16
Proceeds from own shares	—	1
Purchase of own shares	(1)	(3)

	(216)	(137)

During the period, the Group refinanced its principal banking facilities. The Group has signed a new five-year committed $1 billion multi-currency revolving credit facility with a maturity date of March 2019. In addition, the $1.4 billion committed term loan facility that was established in February 2014 has been syndicated to the Group’s relationship banks. The maturity date of February 2016 remains unchanged. As at 29 March 2014, neither facility has been drawn.

During the period, the Group received the entire proceeds of the $325 million private placement debt agreement signed in December 2013. The funds have a weighted average fixed rate of 3.7% and a maturity of seven to twelve years.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

7.	Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	29 Mar	31 Dec	29 Mar	31 Dec	Fair
	2014	2013	2014	2013	value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	21	28	21	28	Level 2
Investments	2	2	2	2	Level 3
Currency swaps	—	1	—	1	Level 2

	23	31	23	31

Financial liabilities at fair value
Contingent consideration	17	21	17	21	Level 3
Forward foreign exchange contracts	17	20	17	20	Level 2

	34	41	34	41

Financial assets not measured at fair value
Trade and other receivables	1,117	1,085	1,117	1,085
Cash at bank	182	137	182	137

	1,299	1,222	1,299	1,222

Financial liabilities not measured at fair value
Bank overdrafts	32	11	32	11
Bank loans	27	366	27	366
Private placement debt	325	—	325	—
Finance lease liabilities	14	14	14	14
Trade and other payables	689	751	689	751

	1,087	1,142	1,087	1,142

The carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value.

There has been no change in the classification of financial assets and liabilities, the methods and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the annual report for the year ended 31 December 2013.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

8.	Definitions of and reconciliation to measures included within ‘Trading results’

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, EPSA and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results on both a business segment and a consolidated Group basis.

Non-IFRS financial measures are presented in these Interim Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent or non-cash items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

Underlying revenue growth is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between the current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate, with the increase/decrease being measured by translating current and prior year revenue into US Dollars using the prior year closing rate.

Trading profit & trading profit margin

Trading profit is a trend measure, which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affects the Group’s short-term profitability. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal related items including amortisation of acquisition intangible assets and impairments; restructuring events; acquisition and integration costs; gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains or losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded from operating profit when arriving at trading profit.

Underlying growth in trading profit and trading profit margin (trading profit expressed as a percentage of revenue) are measures, which present the growth trend in the long-term profitability of the Group. Underlying growth in trading profit is used to compare the period-on-period growth in trading profit on a like-for-like basis. This is achieved by adjusting for the impact of material business combinations and disposals and for movements in exchange rates in the same manner as underlying revenue growth is determined, as described above.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the long-term profitability of the Group excluding the post-tax impact of specific transactions that management considers affects the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is earnings per ordinary share (‘EPS’).

Notes to the Condensed Consolidated Interim Financial Statements (continued)

8.	Definitions of and reconciliation to measures included within ‘Trading results’ (continued)

For the three months to 29 March 2014

	Trading results 2014 $m	Acquisition related costs $m	Restructuring and rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m		Reported results 2014 $m
Revenue	1,073	—	—	—	—		1,073
Cost of goods sold	(266)	—	(2)	—	—		(268)

Gross profit	807	—	(2)	—	—		805
Selling, general and administration	(522)	(5)	(4)	(24)	35		(520)
Research and development	(56)	—	—	—	—		(56)

Trading/operating profit	229	(5)	(6)	(24)	35		229
Trading/operating profit margin	21.3%						21.3%

Interest receivable	3	—	—	—	—		3
Interest payable	(5)	(1)	—	—	—		(6)
Other finance costs	(3)	—	—	—	—		(3)
Share of loss from associates	(2)	—	—	—	—		(2)

Profit before taxation	222	(6)	(6)	(24)	35		221
Taxation	(64)	(1)	1	6	(13)		(71)

Adjusted attributable/attributable profit	158	(7)	(5)	(18)	22		150

EPSA/EPS	17.7 ¢	(0.8 ¢)	(0.6 ¢)	(2.0 ¢)	2.5	¢	16.8 ¢
Weighted average number of shares (millions)	893						893

For the three months to 30 March 2013

	Trading results 2013 $m	Acquisition related costs $m	Restructuring and rationalisation costs $m	Amortisation of acquisition intangibles $m	Legal and other $m	Reported results 2013 $m
Revenue	1,075	—	—	—	—	1,075
Cost of goods sold	(267)	(1)	(1)	—	—	(269)

Gross profit	808	(1)	(1)	—	—	806
Selling, general and administration	(515)	(4)	(7)	(21)	—	(547)
Research and development	(52)	—	—	—	—	(52)

Trading/operating profit	241	(5)	(8)	(21)	—	207
Trading/operating profit margin	22.4%					19.3%

Interest receivable	3	—	—	—	—	3
Interest payable	(2)	—	—	—	—	(2)
Other finance costs	(2)	—	—	—	—	(2)
Share of loss from associates	(2)	—	—	—	—	(2)

Profit before taxation	238	(5)	(8)	(21)	—	204
Taxation	(71)	2	2	6	—	(61)

Adjusted attributable/attributable profit	167	(3)	(6)	(15)	—	143

EPSA/EPS	18.5 ¢	(0.3 ¢)	(0.7 ¢)	(1.7 ¢)	—	15.8 ¢
Weighted average number of shares (millions)	905					905

Acquisition related costs: These costs predominantly relate to the continued integration of the Healthpoint business and the recent acquisitions in the Emerging & International Markets and professional and advisor fees in relation to the planned acquisition of ArthroCare Corporation. These costs have been presented net of gains recognised in respect to the re-measurement of acquisition related contingent consideration.

Restructuring and rationalisation costs: These costs are associated with the structural and efficiency programme announced in August 2011.

Amortisation of acquisition intangibles: This charge relates to the amortisation of intangible assets acquired in material business combinations.

Legal and other: On 7 February 2014 the Group announced its intention to close the US Pension Plan with effect from 31 March 2014. As a result, a gain of $35 million was recognised during the quarter, which represents a past service cost adjustment arising from the closure.

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial statements in the interim financial report for the three months ended 29 March 2014 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 8. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The interim financial statements included in this interim financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements in the interim financial report for the three months ended 29 March 2014 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP

London

30 April 2014